No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the "prospectus supplement") together with the accompanying short form base shelf prospectus dated March 31, 2023 (the "base shelf prospectus" and, as supplemented by this prospectus supplement, the "prospectus") to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any securities laws of any state of the United States. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to U.S. persons. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus supplement and the base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Vizsla Silver Corp. at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone (778) 899-3050, and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT
To the short form base shelf prospectus dated March 31, 2023

New Issue	March 26, 2024

VIZSLA SILVER CORP.

Up to $50,000,000
Common Shares

This prospectus supplement of Vizsla Silver Corp. (the "Corporation"), together with the accompanying base shelf prospectus to which this prospectus supplement relates, qualifies the distribution (the "Offering") of Common Shares (as defined below) (the "Offered Shares") having an aggregate sale price of up to $50,000,000. See "Plan of Distribution" and "Description of Common Shares".

The common shares in the capital of the Corporation (the "Common Shares") are listed and posted for trading on the TSX Venture Exchange (the "TSXV") and the NYSE American LLC (the "NYSE American") under the symbol "VZLA" and on the Börse Frankfurt (Frankfurt Stock Exchange) (the "Frankfurt Exchange") under the symbol "0G3. On March 26, 2024, the last trading day before the announcement of the Offering and the date of this prospectus supplement, the closing price of the Common Shares on the TSXV was $1.70, on the NYSE was US$1.25 and on the Frankfurt Exchange was €1.124. The TSXV has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Corporation fulfilling all of the listing requirements of the TSXV. In addition, the Corporation has applied to list the Offered Shares on the NYSE American.

The Corporation has entered into an equity distribution agreement dated the date hereof (the "Distribution Agreement") with Canaccord Genuity Corp. (the "Agent") pursuant to which the Corporation may distribute up to $50,000,000 of Offered Shares in the Offering from time to time through the Agent, as agent, in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, under this prospectus will be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), including sales made directly on the TSXV or on any other "marketplace" (as such term is defined in National Instrument 21-101 - Marketplace Operation ("NI 21-101")) in Canada, and/or any other method permitted by applicable law. The Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold in the Offering may vary as between purchasers and during the period of any distribution. The Agent is not required to sell any specific number or dollar amount of Offered Shares, but will use its commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

S - ii

The Corporation will pay the Agent a cash commission for its services in acting as agent in connection with the sale of Offered Shares pursuant to the Distribution Agreement of 3.0% of the gross sales price per Offered Share sold (the "Commission"). In addition, the Corporation has agreed to reimburse the Agent for certain expenses incurred in connection with the Offering. The Corporation estimates that the total expenses that it will incur related to the commencement of the Offering, excluding the Commission payable to the Agent under the terms of the Distribution Agreement, will be approximately $200,000. See "Plan of Distribution".

As sales agent, the Agent will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See "Plan of Distribution".

An investment in the Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this prospectus supplement, the base shelf prospectus, and in the documents incorporated by reference herein and therein, should be carefully reviewed and considered by prospective investors in connection with any investment in Offered Shares. See the "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" sections of the base shelf prospectus and in this prospectus supplement.

Owning the Common Shares may subject you to tax consequences. This prospectus supplement and the base shelf prospectus may not describe the tax consequences fully. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax adviser prior to making any investment in the Offered Shares. See "Certain Canadian Federal Income Tax Considerations".

Eduardo Luna, a director of the Corporation, resides outside of Canada. Mr. Luna has appointed Forooghian + Company Corporate Services Inc. of Suite 401, 353 Water Street, Vancouver, British Columbia, V6B 1B8 as his agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation's head office is located at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and its registered office is located at Suite 401, 353 Water Street, Vancouver, British Columbia, V6B 1B8.

S - iii

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares and also adds to and updates certain information contained in the base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Offered Shares. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

Purchasers should rely only on the information contained in or incorporated by reference into this prospectus supplement and the base shelf prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the base shelf prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. The Corporation and the Agent have not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different, additional or inconsistent information, such purchasers should not rely on it. Neither the Corporation nor the Agent are offering to sell, or seeking offers to buy, the Offered Shares in any jurisdiction where offers and sales are not permitted. Purchasers should assume that the information appearing in this prospectus supplement and the base shelf prospectus, as well as information the Corporation has previously filed with the securities regulatory authority in each of the provinces and territories of Canada that is incorporated herein and in the base shelf prospectus by reference, is accurate as of their respective dates only, regardless of the time of any sale of the Offered Shares pursuant hereto. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

References in this prospectus supplement to the "Corporation", "we", "us" or "our" refer to Vizsla Silver Corp. and its subsidiaries, unless the context indicates otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents incorporated by reference herein, contain "forward-looking information" within the meaning of applicable Canadian securities laws (referred to herein as "forward-looking information"). Forward-looking information includes statements that use forward-looking terminology such as "may", "could", "would", "should", "will", "intend", "plan", "expect", "budget", "estimate", "anticipate", "believe", "continue", "potential" or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Technical and scientific information is based on the assumptions and parameters set out herein, in the Technical Report (as defined below) and on the opinion of "qualified persons" (as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects). Such forward-looking information includes, without limitation, statements with respect to the Corporation's expectations, strategies and plans for the Panuco Project (as defined below), including the Corporation's current planned exploration, development and permitting activities; the future issuance of Offered Shares and the terms, conditions and amount thereof; the Corporation's use of proceeds from the sale of Offered Shares, if any; the terms of the Spinout (as defined below); the plan of distribution with respect to the sale of Offered Shares; compensation payable to the Agent in connection with the sale of the Offered Shares; the requirement for additional financing in order to maintain the Corporation's operations and exploration activities; the timing, receipt and maintenance of approvals, licences and permits from any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency or sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over the Corporation or its assets; future financial or operating performance and condition of the Corporation and its business, operations and properties, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this prospectus supplement including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Panuco Project and pursue planned exploration; expectations about the ability to acquire mineral resources and/or mineral reserves through acquisition and/or development; future prices of silver, gold and other metals; the timing and results of exploration and drilling programs; the accuracy of budgeted exploration and development costs and expenditures; expectations regarding inflation; future currency exchange rates and interest rates; operating conditions being favourable, including whereby the Corporation is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; sustained labour stability; stability in financial and capital goods markets; the absence of any material adverse effects arising as a result of terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Mexico and the surrounding area with respect to the Panuco Project and operations; and the availability of drilling and other mining equipment, energy and supplies. While the Corporation considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Corporation and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Corporation to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation: general business, social, economic, political, regulatory and competitive uncertainties; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling and the subjective and interpretative nature of the geological modelling process; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; fluctuations in the spot and forward price of silver; inflationary pressures; a failure to achieve commercial viability, despite an acceptable silver price, or the presence of cost overruns which render the Panuco Project uneconomic; geological, hydrological and climatic events which may adversely affect infrastructure, operations and development plans, and the inability to effectively mitigate or predict with certainty the occurrence of such events; the Corporation's limited operating history; the Corporation's history of losses and expectation of future losses; credit and liquidity risks associated with the Corporation's financing activities, including constraints on the Corporation's ability to raise and expend funds; delays in the performance of the obligations of the Corporation's contractors and consultants, the receipt of governmental and third party approvals, licences and permits in a timely manner or to complete and successfully operate mining and processing components; the Corporation's failure to accurately model and budget future capital and operating costs associated with the further development and operation of the Panuco Project; adverse fluctuations in the market prices and availability of commodities and equipment affecting the Corporation's business and operations; title defects to the Corporation's mineral properties; the Corporation's management being unable to successfully apply their skills and experience to attract and retain highly skilled personnel; the cyclical nature of the mining industry and increasing prices and competition for resources and personnel during mining cycle peaks; the Corporation's failure to comply with laws and regulations or other regulatory requirements; the Corporation's failure to comply with existing approvals, licences and permits, and the Corporation's inability to renew existing approvals, licences and permits or obtain required new approvals, licences and permits on timelines required to support development plans; the risks related to equipment shortages, road and water access restrictions and inadequate infrastructure; the Corporation's failure to comply with environmental regulations, the tendency of such regulations to become more strict over time, and the costs associated with maintaining and monitoring compliance with such regulations; the adverse influence of third party stakeholders including social and environmental non-governmental organizations; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties; the adverse impact of competitive conditions in the mineral exploration business; the Corporation's failure to maintain satisfactory labour relations and the risk of labour disruptions or changes in legislation relating to labour; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in the jurisdictions in which the Corporation operates; limits of insurance coverage and uninsurable risk; the adverse effect of currency fluctuations on the Corporation's financial performance; difficulties associated with enforcing judgments against directors residing outside of Canada; conflicts of interest; reduction in the price of Common Shares as a result of sales of Common Shares by existing shareholders; the dilutive effect of future acquisitions or financing activities and the failure of future acquisitions to deliver the benefits anticipated; trading and volatility risks associated with equity securities and equity markets in general; the Corporation's not paying dividends in the foreseeable future or ever; failure of the Corporation's information technology systems or the security measures protecting such systems; the costs associated with legal proceedings should the Corporation become the subject of litigation or regulatory proceedings; costs associated with complying with public Corporation regulatory reporting requirements; risks related to war (including the Russian invasion of Ukraine and the war in the Middle East); and other risks involved in the exploration and development business generally, including, without limitation, environmental risks and hazards, cave-ins, flooding, rock bursts and other acts of God or natural disasters or unfavourable operating conditions; risk of loss of entire investment; macroeconomic risks; risks relating to inflationary pressures; risks related to negative operating cash flows; risks relating to capital resources; uncertainties regarding the use of proceeds from the Offering; discretion regarding the use of proceeds from the Offering; risks relating to at-the-market distributions generally; share price volatility; market price depression; dilution risks; risks relating to the lack of a liquid market for the Common Shares, and those risk factors discussed or referred to in this prospectus supplement, the base shelf prospectus and in the Annual Information Form (as defined below), MD&A (as defined below) and the Technical Report (as defined below), all of which readers are advised to carefully review and consider. Although the Corporation has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See "Risk Factors" for a discussion of certain factors investors should carefully consider before deciding to purchase any Offered Shares.

The Corporation cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this prospectus supplement and the Corporation disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated by reference in this prospectus supplement have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in Canadian dollars.

All currency amounts in this prospectus supplement are expressed in Canadian dollars, unless otherwise indicated. References to "US$" are to United States dollars and references to "€" are to the Euro currency. On March 26, 2024, the indicative rate of exchange for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.36 or $1.00 = US$0.74, and the indicative rate of exchange for the Euro in terms of Canadian dollars, as quoted by the Bank of Canada, was €1.00 = $1.47 or $1.00 = €0.68.

ELIGIBILITY FOR INVESTMENT

In the opinion of Koffman Kalef LLP, tax counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Agent, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") as of the date hereof, and all proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Offered Shares, if issued on the date hereof, would be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), registered education savings plan ("RESP"), registered disability savings plan ("RDSP"), tax-free savings account ("TFSA"), first home savings account ("FHSA") (each a "Registered Plan"), and "deferred profit sharing plan", as each of those terms is defined in the Tax Act provided that the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV and NYSE American) or the Corporation otherwise qualifies as a "public corporation" (as defined in the Tax Act).

Notwithstanding that the Offered Shares may be a "qualified investment" for a Registered Plan, the annuitant under an RRSP or RRIF, the holder of a TFSA, FHSA or RDSP, or the subscriber of an RESP, as the case may be, (the "Controlling Individual") will be subject to a penalty tax in respect of such Offered Shares held in the Registered Plan if the Offered Shares are a "prohibited investment" (as defined in the Tax Act) for the particular Registered Plan. The Offered Shares will be a "prohibited investment" for a particular Registered Plan if the Controlling Individual (i) does not deal at arm's length with the Corporation for purposes of the Tax Act, or (ii) has a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. Generally, a Controlling Individual will not have a "significant interest" in the Corporation provided that the Controlling Individual, together with persons with whom the Controlling Individual does not deal at arm's length, does not own, directly or indirectly, at any time 10% or more of the issued shares of any class of the Corporation or of any corporation related to the Corporation (for purposes of the Tax Act). In addition, the Offered Shares will not be a prohibited investment if such securities are "excluded property" (as defined in the Tax Act for purposes of these rules) for the particular Registered Plan.

Persons who intend to hold Offered Shares in a trust governed by a Registered Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Other documents are also incorporated, or are deemed to be incorporated by reference, into the base shelf prospectus and reference should be made to the base shelf prospectus for full particulars thereof. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of the Corporation at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone (778) 899-3050, and are also available electronically at www.sedarplus.ca.

The following documents, which have been filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a) the annual information form of the Corporation dated July 20, 2023 for the year ended April 30, 2023 (the "Annual Information Form");

(b) the audited annual consolidated financial statements of the Corporation for the years ended April 30, 2023 and 2022, together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation ("MD&A") for the years ended April 30, 2023 and 2022;

(d) the condensed consolidated interim financial statements of the Corporation for the nine months ended January 31, 2024, together with the notes thereto (the "Interim Financial Statements");

(e) the MD&A of the Corporation for the nine months ended January 31, 2024;

(f) the management information circular of the Corporation dated September 14, 2023 with respect to the Corporation's annual general and special meeting held on November 1, 2023;

(g) the material change report of the Corporation dated February 20, 2024, in respect of the filing of the technical report entitled "Technical Report on the Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" with a report date of February 12, 2024 and an effective date of September 1, 2023 (the "Technical Report");

(h) the material change report of the Corporation dated February 20, 2024, in respect of the announcement of an updated mineral resource estimate on the Panuco Project;

(i) the material change report of the Corporation dated February 21, 2024 in respect of the announcement of a bought deal private placement of Common Shares for gross proceeds of up to $34,500,000 (the "Bought Deal");

(j) the material change report of the Corporation dated March 7, 2024 in respect of the announcement of closing of the Bought Deal; and

(k) the statement of executive compensation of the Corporation dated July 20, 2023 with respect to the Corporation's executive compensation for the year ended April 30, 2023.

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators, including, without limitation, any material change reports (excluding material change reports filed on a confidential basis), interim financial statements, annual financial statements and the auditor's report thereon, MD&A, information circulars, annual information forms, marketing materials and business acquisition reports filed by the Corporation with the securities commissions or similar authorities in any of the provinces and territories of Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into and form an integral part of this prospectus. Any statement contained in this prospectus supplement, the base shelf prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the base shelf prospectus, to the extent that a statement contained herein or therein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this prospectus supplement.

In addition, if the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a "designated news release" for the purposes of the prospectus in writing on the face page of the version of such news release that the Corporation files on the System for Electronic Document Analysis and Retrieval ("SEDAR+") (any such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement only for the purposes of the Offering. The documents referred to above and all Designated News Releases will be available under the Corporation's profile on SEDAR+ which can be accessed at www.sedarplus.ca.

Documents referenced in this prospectus supplement, the base shelf prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference herein or therein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this prospectus supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Corporation and the reader should review all information contained in this prospectus supplement, the base shelf prospectus and the documents incorporated or deemed to be incorporated herein and therein by reference.

References to the Corporation's website in any documents that are incorporated by reference into this prospectus supplement and the base shelf prospectus do not incorporate by reference the information on such website into this prospectus supplement and the base shelf prospectus and the Corporation disclaims any such incorporation by reference.

Upon new annual financial statements and related MD&A of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus supplement is effective, the previous annual financial statements and related MD&A and the Interim Financial Statements and related MD&A of the Corporation most recently filed shall be deemed to no longer be incorporated by reference into the prospectus supplement for purposes of future offers and sales of Offered Shares. Upon new interim financial statements and related MD&A of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus supplement is effective, the previous interim financial statements and related MD&A of the Corporation most recently filed shall be deemed to no longer be incorporated by reference into the prospectus supplement for purposes of future offers and sales of Offered Shares. Upon a new annual information form of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus supplement is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed to no longer be incorporated by reference into the prospectus supplement for purposes of future offers and sales of Offered Shares: (i) the Annual Information Form; (ii) any material change reports filed by the Corporation prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Corporation for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circulars filed by the Corporation prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus supplement is effective, the previous management information circular prepared in connection with an annual general meeting of the Corporation shall be deemed to no longer be incorporated by reference into the prospectus supplement for purposes of future offers and sales of Offered Shares.

THE CORPORATION

General

The Corporation is a mineral exploration company focused on creating shareholder value through discovery. The Corporation holds a 100% interest in the mineral property known as the "Panuco Silver-Gold Project" (the "Panuco Project") located in the Panuco-Copala mining district in the municipality of Concordia in the State of Sinaloa, Mexico, which interest the Corporation holds through its wholly-owned subsidiaries, Canam Alpine Ventures Ltd. and Minera Canam S.A. de C.V. As of the date hereof, the Corporation's only material property is the Panuco Project.

Further information regarding the Panuco Project and the business and operations of the Corporation can be found in the Annual Information Form and the other materials incorporated or deemed to be incorporated by reference into this prospectus supplement. See "Documents Incorporated by Reference", and see also "Risk Factors" in this prospectus supplement, the base shelf prospectus and the Annual Information Form.

Intercorporate Relationships

The following chart sets out the various intercorporate relationships of the Corporation:

Recent Developments

On November 2, 2023, the Corporation announced the results of its annual and special meeting of shareholders, which included, among other things, the approval by shareholders of the shareholder rights plan entered into between the Corporation and Computershare Investor Services Inc. dated September 8, 2023.

On November 15, 2023, the Corporation announced the appointment of Eduardo Luna to its board of directors.

On December 18, 2023, the Corporation published its inaugural sustainability report.

On January 8, 2024, the Corporation announced an updated mineral resource estimate for the Panuco Project.

On January 17, 2024, the Corporation announced its intention to spin out the shares of Vizsla Royalties Corp. ("Vizsla Royalties") to shareholders of the Corporation (the "Spinout"). Vizsla Royalties currently holds, indirectly, a net smelter royalty on any potential future mineral production at the Panuco Project. Holders of Common Shares will be entitled to 1/3 of a common share of Vizsla Royalties and 1/3 of a common share purchase warrant of Vizsla Royalties for each Common Share held on the share distribution record date to be established in connection with the Spinout.

On January 30, 2024, the Corporation announced the appointment of Simon Cmrlec as Chief Operating Officer, effective April 1, 2024.

On February 20, 2024, the Corporation filed the Technical Report on SEDAR+.

On February 29, 2024, the Corporation completed the Bought Deal pursuant to which the Corporation issued a total of 23,000,000 Common Shares for aggregate gross proceeds of C$34,500,000.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements, which have not been disclosed in this prospectus supplement or the documents incorporated by reference herein.

The Corporation may, from time to time during the period that the Offering remains in effect, issue and sell Offered Shares having an aggregate sale price of up to $50,000,000. See "Plan of Distribution". As a result of the Offering, the shareholder's equity of the Corporation will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSXV or on any other "marketplace" (as such term is defined in NI 21-101) in Canada, and/or any other method permitted by applicable law. Any proceeds that the Corporation receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Corporation of any given distribution of Offered Shares through the Agent under the Distribution Agreement will represent the gross proceeds of sales of Offered Shares, after deducting the applicable Commission, any transaction or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the distribution. The gross proceeds of the Offering will be up to $50,000,000. The Agent will receive the Commission of 3.0% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agent will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

The Corporation intends to use the net proceeds from the Offering, if any, for general corporate purposes and working capital needs. During the fiscal year ended April 30, 2023 and the nine-month period ended January 31, 2024, the Corporation had negative cash flow from operating activities. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Panuco Project. As a result, the Corporation may need to allocate a portion of its existing working capital or a portion of the proceeds of any sale of Offered Shares to fund any such negative cash flow from operating activities in future periods.

Although the Corporation intends to expend the net proceeds from the Offering, if any, as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, the Corporation's management will have broad discretion concerning the use of the net proceeds of the Offering. See "Risk Factors".

The Corporation may, from time to time, issue securities (including equity securities and debt securities) other than pursuant to this prospectus supplement.

DESCRIPTION OF COMMON SHARES

The Corporation's authorized share capital consists of an unlimited number of Common Shares without par value, of which 231,824,037 Common Shares were issued and outstanding as of March 26, 2024. For a summary of certain material attributes and characteristics of the Common Shares, see "Description of Securities - Common Shares" in the base shelf prospectus.

PLAN OF DISTRIBUTION

The Corporation has entered into the Distribution Agreement with the Agent under which the Corporation may issue and sell from time to time, through the Agent, Offered Shares having an aggregate sale price of up to $50,000,000. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSXV or on any other "marketplace" (as such term is defined in NI 21-101) in Canada, and/or any other method permitted by applicable law. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold in the Offering may vary as between purchasers and during the period of any distribution. The Corporation cannot predict the number of Offered Shares that it may sell under the Distribution Agreement or if any Offered Shares will be sold.

Each time the Corporation wishes to issue and sell Offered Shares under the Distribution Agreement, the Corporation will notify the Agent of the maximum value or number of Offered Shares to be sold, the dates on which or period during which such sales may be made, any limitation on the number of Offered Shares to be sold in any one day, any minimum price below which sales may not be made and any other applicable parameters. Once the Corporation has so instructed the Agent, unless the Agent declines to accept the terms of such notice, the Agent has agreed to use its commercially reasonable efforts consistent with their normal trading and sales practices to sell such Offered Shares up to the amount specified on such terms. The obligations of the Agent under the Distribution Agreement to sell Offered Shares are subject to a number of conditions that the Corporation must meet. The Agent will not be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a portion of the Offering amount set out above, or none at all.

The settlement of sales of Offered Shares between the Corporation and the Agent is generally anticipated to occur on the second trading day following the date on which the sale was made. Sales of Offered Shares as contemplated in this prospectus supplement will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Corporation and the Agent may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The Corporation will pay the Agent the Commission of 3.0% of the gross proceeds from the sale of the Offered Shares and has also agreed to indemnify the Agent against certain liabilities and to contribute to payments the Agent may be required to make in respect of such liabilities. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, commissions and proceeds to the Corporation, if any, are not determinable at this time. In addition, the Corporation has agreed to reimburse the Agent for the fees and disbursements of its counsel, in addition to certain ongoing disbursements of its legal counsel. The total expenses related to the commencement of the Offering to be paid by the Corporation, excluding the Commission payable to the Agent under the Distribution Agreement, are estimated to be approximately $200,000. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation, will equal the net proceeds to the Corporation from the sale of any Offered Shares.

The Agent will provide written confirmation to the Corporation not later than 12:00 p.m. (Vancouver time) on the trading day immediately following each trading day on which Offered Shares are sold under the Distribution Agreement. Each confirmation will include the number of Offered Shares sold on that day, the corresponding average sale price for such Offered Shares, the aggregate gross proceeds of such sales, the total Commission payable to the Agent in respect of such sales and the net proceeds to the Corporation from such sales.

The Corporation will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, commissions and net proceeds from sales hereunder in the Corporation's annual and interim financial statements and related MD&A, filed on SEDAR+ at www.sedarplus.ca, for any quarters or annual periods in which sales of Offered Shares occur.

The Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Unless earlier terminated in accordance with the terms and conditions of the Distribution Agreement, the offering of the Offered Shares pursuant to the Distribution Agreement will automatically terminate upon the earlier of the date on which (i) the issuance and sale of all of the Offered Shares through the Agent on the terms and conditions set forth in the Distribution Agreement has been completed, and (ii) the receipt issued for the base shelf prospectus ceases to be effective in accordance with Canadian securities laws. The Corporation and the Agent may each terminate the Distribution Agreement at any time upon 15 days' prior written notice.

This summary of the material provisions of the Distribution Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Distribution Agreement is filed under the Corporation's profile on SEDAR+ at www.sedarplus.ca.

The Agent and its affiliates may in the future provide various investment banking, commercial banking, financial advisory and other financial services for the Corporation and its affiliates, for which services they may in the future receive customary fees. In the course of its business, the Agent may actively trade in the Corporation's securities for its own account or for the accounts of customers, and, accordingly, the Agent may at any time hold long or short positions in such securities.

This prospectus supplement and the base shelf prospectus in electronic format may be made available on a website maintained by the Agent, and the Agent may distribute this prospectus supplement and the base shelf prospectus electronically.

The outstanding Common Shares are listed and posted for trading on the TSXV, the NYSE American and on the Frankfurt Exchange. The TSXV has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Corporation fulfilling all of the listing requirements of the TSXV. In addition, the Corporation has applied to list the Offered Shares on the NYSE American.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the TSXV and the NYSE American and trade under the symbol "VZLA".

The following table sets forth the high and low sale prices in Canadian dollars and trading volumes for the Common Shares on the TSXV for the previous 12 months prior to the date of this prospectus supplement:

Month	High ($)	Low ($)	Volume
March 1 - 26, 2024	1.75	1.46	5,559,267
February 2024	2.015	1.44	7,317,473
January 2024	2.25	1.56	11,962,288
December 2023	1.74	1.43	4,654,501
November 2023	1.68	1.33	4,539,995
October 2023	1.56	1.33	3,015,838
September 2023	1.79	1.34	2,647,396
August 2023	1.51	1.26	2,393,770
July 2023	1.68	1.48	1,544,106
June 2023	1.845	1.40	3,811,346
May 2023	2.03	1.58	2,886,039
April 2023	2.205	1.80	4,250,724
March 2023	2.24	1.65	8,843,028

On March 26, 2024, the last trading day prior to the announcement of the Offering and the date of this prospectus supplement, the closing price of the Common Shares on the TSXV was $1.70.

The following table sets forth the high and low sale prices in United States dollars and trading volumes for the Common Shares on the NYSE American for the previous 12 months prior to the date of this prospectus supplement:

Month	High (US$)	Low (US$)	Volume
March 1 - 26, 2024	1.30	1.08	7,572,950
February 2024	1.50	1.07	8,304,990
January 2024	1.68	1.155	11,324,590
December 2023	1.32	1.05	5,300,700
November 2023	1.24	0.9601	4,398,767
October 2023	1.15	0.97	2,763,858
September 2023	1.36	0.981	2,598,018
August 2023	1.15	0.935	3,411,538
July 2023	1.30	1.12	2,639,827
June 2023	1.37	1.07	3,481,264
May 2023	1.51	1.18	3,598,315
April 2023	1.6501	1.32	4,782,862
March 2023	1.60	1.20	5,470,570

On March 26, 2024, the last trading day prior to the announcement of the Offering and the date of this prospectus supplement, the closing price of the Common Shares on the NYSE American was US$1.25.

MINERAL PROPERTY

The Technical Report was filed by the Corporation on February 20, 2024.

The disclosure required by Section 9.1 of NI 44-101F1 is included in the attached Appendix A to this prospectus supplement.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12 months prior to the date of this prospectus supplement:

Date	Security	Price	Number of Securities
March 22, 2023	Common Shares(1)	$1.45	10,980
April 13, 2023	Common Shares(2)	$2.00	35,000
April 14, 2023	Common Shares(2)	$2.00	65,100
April 17, 2023	Common Shares(2)	$2.00	12,900
April 19, 2023	Common Shares(2)	$2.00	26,100
April 20, 2023	Common Shares(2)	$2.00	46,050
June 29, 2023	Common Shares(1)	$1.45	5,490

Date	Security	Price	Number of Securities
August 4, 2023	Common Shares(3)	$0.14	50,000
January 9, 2024	Common Shares(1)	$1.45	128,547
January 15, 2024	Common Shares(1)	$1.45	17,568
January 15, 2024	Common Shares(4)	$0.69	15,000
January 17, 2024	Common Shares(5)	$0.76	20,000
January 31, 2024	Common Shares(1)	$1.45	551,565
February 1, 2024	Common Shares(2)	$2.00	11,500
February 29, 2024	Common Shares(6)	$1.50	23,000,000
March 13, 2024	Common Shares(7)	$1.80	33,922
March 20, 2024	Common Shares(7)	$1.80	52,116

Notes:

(1) Issued upon exercise of broker warrants issued in connection with a prospectus offering completed on November 15, 2022.

(2) Issued upon exercise of warrants issued in connection with a prospectus offering completed on November 15, 2022.

(3) Issued upon exercise of stock options issued on February 27, 2019.

(4) Issued upon exercise of stock options issued on January 7, 2020.

(5) Issued upon exercise of stock options issued on June 29, 2020.

(6) Issued in connection with the Bought Deal.

(7) Issued on conversion of restricted stock options issued on February 10, 2023.

Warrants

The following table summarizes details of the warrants and broker warrants issued by the Corporation during the 12 months prior to the date of this prospectus supplement:

Date	Security	Exercise Price	Number of Securities
February 29, 2024	Compensation Warrants(1)	$1.50	1,380,000

Note:

(1) Issued in connection with the Bought Deal.

Stock Options

The following table summarizes details of the stock options issued by the Corporation during the 12 months prior to the date of this prospectus supplement:

Date	Security	Exercise Price	Number of Securities
May 19, 2023	Stock Options(1)	$1.60	3,850,000
November 15, 2023	Stock Options(2)	$1.36	400,000
December 18, 2023	Stock Options(3)	$1.53	250,000

Notes:

(1) Issued directors, officers, employees and consultants of the Corporation. Expire May 19, 2028 and vest over two years.

(2) Issued to a director and a consultant of the Corporation. Expire on November 15, 2028 and vest over two years.

(3) Issued to a consultant of the Corporation. Expire on December 18, 2025 and vest over one year.

Restricted Share Units

No restricted share units have been issued by the Corporation during the 12 months prior to the date of this prospectus supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act, generally applicable to a holder who acquires, as beneficial owner, Offered Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, holds the Offered Shares as capital property and deals at arm's length and is not affiliated with the Corporation, the Agent, and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a "Holder" herein, and this summary only addresses such Holders. Generally, Offered Shares will be considered to be capital property to a Holder, provided the Holder does not hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i) that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a "specified financial institution", as defined in the Tax Act, (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a "functional currency" other than the Canadian dollar, (v) that has entered into or will enter into a "derivative forward agreement" or a "synthetic disposition arrangement" with respect to the Offered Shares, or (vi) that receives dividends on Offered Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act. Any such Holder should consult its own tax advisor with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes (or does not deal at arm's length with a corporation resident in Canada for purposes of the Tax Act that is, or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm's length for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, "Resident Holders") and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Offered Shares as capital property may, in certain circumstances, be entitled to have them and any other "Canadian security" (as defined in the Tax Act) held by the particular Resident Holder in the taxation year of the election and in all subsequent taxation years be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Corporation designates the dividend as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Corporation to designate any particular dividend as an "eligible dividend".

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain.

A Resident Holder that is a "private corporation" (as defined in the Tax Act), or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Offered Shares

A Resident Holder who disposes, or is deemed to dispose, of an Offered Share (except to the Corporation unless purchased by the Corporation in the open market in the manner in which shares would normally be purchased by any member of the public in an open market, or in a tax-deferred transaction) generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Offered Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading "Capital Gains and Capital Losses".

The cost to a Resident Holder of Offered Shares acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Offered Shares held by such Resident Holder as capital property immediately prior to such acquisition for the purposes of determining the Resident Holder's adjusted cost base of each Offered Share.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) or that is at any time in its taxation year a "substantive CCPC" (as proposed to be defined in the Tax Act pursuant to Bill C-59, An Act to implement certain provisions of the fall economic statement tabled in Parliament on November 21, 2023 and certain provisions of the budget tabled in Parliament on March 28, 2023) may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income", which is defined in the Tax Act to include amounts in respect of (i) dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income, and (ii) taxable capital gains.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not use or hold Offered Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as "Non-Resident Holders", and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980) as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to full benefits under the Treaty (a "U.S. Holder") is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Corporation's voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless such Offered Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Offered Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSXV and the NYSE American) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Offered Shares may be deemed to be taxable Canadian property to a Non-Resident Holder.

Even if the Offered Shares are taxable Canadian property of a Non-Resident Holder at the time of disposition, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of an Offered Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the headings "Taxation of Resident Holders - Disposition of Offered Shares" and "Capital Gains and Capital Losses" will generally be applicable to such disposition.

Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.

INTERESTS OF EXPERTS

Information of a scientific or technical nature included in this prospectus supplement is based on the Technical Report prepared by Allan Armitage, Ph. D., P. Geo. and Ben Eggers, B.Sc. (Hons), MAIG, P.Geo. of SGS Geological Services Inc. and Peter Mehrfert, P.Eng. of Ausenco Engineering Canada ULC, each a "qualified person" under National Instrument 43-101 - Standards of Disclosure for Mineral Projects. To the best of the Corporation's knowledge, after reasonable inquiry, as of the date hereof, Messrs. Armitage, Eggers and Mehrfert nor the firms they work for beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

MNP LLP is the auditor of the Corporation and has advised the Corporation that they are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Forooghian + Company Law Corporation and Koffman Kalef LLP, and on behalf of the Agent by Cassels Brock & Blackwell LLP. As of the date hereof, the partners and associates of each of Forooghian + Company Law Corporation, Koffman Kalef LLP and Cassels Brock & Blackwell LLP, beneficially own, directly or indirectly, in their respective groups, less than one percent of any class or series of outstanding securities of the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated February 1, 2023, the Corporation was granted exemptive relief from the requirement that this prospectus supplement, the base shelf prospectus and the documents incorporated by reference herein and therein be publicly filed in both the French and English languages. For the purposes of this prospectus supplement, the Corporation is not required to publicly file French versions of this prospectus supplement and the documents incorporated by reference herein.

RISK FACTORS

An investment in the Offered Shares is speculative and subject to risks and uncertainties. The risks and uncertainties described or incorporated by reference in this prospectus are not the only ones the Corporation may face. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Corporation and the business, prospects, financial position, financial condition or operating results of the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also become important factors that affect the Corporation and impair the Corporation's business, prospects, financial position, financial condition and operating results.

Prospective investors should carefully consider all information contained in this prospectus supplement, including the base shelf prospectus and all documents incorporated by reference in this prospectus, and in particular should give special consideration to the risk factors set out below and under the section titled "Risk Factors" in the base shelf prospectus and in the Annual Information Form, which is incorporated by reference in this prospectus supplement and which may be accessed on the Corporation's SEDAR+ profile at www.sedarplus.ca, and the information contained in the section entitled "Cautionary Note Regarding Forward-Looking Statements".

Changes to Mining Laws and Regulation

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of "free land and first applicant" scheme, (v) new social and environmental requirements in order to obtain and keep mining concessions, (vi) the authorization by the Ministry of Economy of any mining concession's transfer, (vii) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (viii) the automatic dismissal of any application for new concessions, and (ix) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for the Corporation. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, on June 17, 2023, the Corporation filed amparo lawsuits, challenging the constitutionality of the Decree. Those amparo lawsuits are pending to be decided by the District Courts, and protective suspension rulings preventing the application of the provisions included in the Decree have been granted to the Corporation.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Macroeconomic Risks

Political and economic instability (including Russia's invasion of Ukraine and the war in the Middle East), global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Corporation's control. The macroeconomic environment remains challenging and the Corporation's results of operations could be materially affected by such macroeconomic conditions.

Inflationary Pressures

General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Corporation's financial condition, results of operations and the capital expenditures required to advance the Corporation's business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Corporation's business, results of operations, cash flow, financial condition and the price of the Corporation's securities

Negative Operating Cash Flow

The Corporation is an exploration stage company, and as a result has not generated cash flow from operations. Given that none of the Corporation's properties have yet to enter commercial production and generate cash flow, the Corporation had negative operating cash flow for its financial year ended April 30, 2023 and the nine-month period ended January 31, 2024. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of its cash reserves or a portion of the proceeds of any offering of securities to fund such negative cash flow.

Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Corporation's mineral properties, the state of international debt and equity markets and investor perceptions and expectations of the global market for silver and its derivatives. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation's planned exploration or other work programs may be postponed, or otherwise revised, as necessary

No Certainty Regarding the Net Proceeds to the Corporation

There is no certainty that $50,000,000 will be raised under the Offering. The Agent has agreed to use its commercially reasonable efforts to sell, on the Corporation's behalf, the Offered Shares designated by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.

Furthermore, even if the Corporation receives gross proceeds of $50,000,000 from the Offering, the Corporation anticipates it will require further capital in order to fully fund the exploration and development of the Panuco Project. There is no assurance that it will be able to obtain such additional funds on terms favourable to the Corporation or at all. Failure to obtain additional financing on a timely basis may cause the Corporation to postpone its exploration and development plans, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Discretion in the Use of Net Proceeds

The Corporation currently intends to allocate the net proceeds, if any, received from the Offering as described under "Use of Proceeds"; however, the Corporation's management will have broad discretion concerning the actual application of such net proceeds, if any, as well as the timing of their expenditures and may elect to allocate net proceeds differently from that described under "Use of Proceeds" if determined by management to be in the Corporation's best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by the Corporation's management to apply these funds effectively could result in financial losses and could have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects and cause the price of the Common Shares to decline. Pending their use, the Corporation may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

At-the-Market Offering

Investors who purchase Offered Shares in the Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of Common Share sales made at prices lower than the prices they paid.

Share Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Corporation include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given time may not accurately reflect the long-term value of the Corporation.

Securities class action litigation has been brought against companies following years of volatility in the market price of their securities. The Corporation could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources. Further, there is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the NYSE American.

Market Price Depression

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Corporation or its significant shareholders could depress the market price of the Common Shares and impair the Corporation's ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Dilution Risk

The Corporation may issue additional securities in the future, which may dilute a shareholder's holdings in the Corporation. The Corporation's notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares may be issued by the Corporation on the conversion of convertible securities, including the exercise of options under the Corporation's stock option plan, other securities under the Corporation's long term incentive plan, and upon the exercise of outstanding warrants.

Active Liquid Market for Common Shares

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the NYSE American. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

PURCHASERS' STATUTORY RIGHTS

The following is a description of a purchaser's statutory rights in connection with any purchase of Offered Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers' rights included in the base shelf prospectus under the heading "Statutory and Contractual Rights of Withdrawal and Rescission" solely with regard to the Offering.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Offered Shares distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the base shelf prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser because the base shelf prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the base shelf prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an at-the-market distribution by the Corporation may have against the Corporation or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

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APPENDIX A - MINERAL PROPERTY DISCLOSURE

The following represents information summarized from the Technical Report prepared by Allan Armitage, Ph. D., P. Geo. and Ben Eggers, B.Sc. (Hons), MAIG, P.Geo. of SGS Geological Services Inc. ("SGS") and Peter Mehrfert, P.Eng. of Ausenco Engineering Canada ULC, each of whom is a qualified person, filed in connection with the Panuco Project. The following summary does not purport to be a complete summary of the Panuco Project and is qualified in its entirety with reference to the full text of the Technical Report, which is available for review under the Corporation's profile on SEDAR+ at www.sedarplus.ca. Readers should read this summary in conjunction with the Technical Report. Capitalized or abbreviated terms used in this section and not otherwise defined shall carry the meanings of such terms in the Technical Report. See "Interest of Experts".

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SGS was contracted by the Corporation to complete an updated Mineral Resource Estimate ("MRE") for the Panuco Project and to prepare a National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The Technical Report was written in support of the updated MRE.

Property Description, Location, Access, and Physiography

The Panuco Project is in the Panuco-Copala mining district in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco Project is centred at 23 25' north latitude and 105 56' west longitude on map sheets F13A-37.

The Panuco Project comprises 117 approved mining concessions in nineteen blocks, covering a total area of 5,869.87 ha, and two mineral concessions covering 1,321.15 hectares ("ha"). The mineral concessions are indirectly held 100% by the Corporation. The concessions are valid for 50 years, provided semi-annual property tax payments are made in January and July each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. The concession owner may apply for a second 50-year term. Annual payments of 2.03 million Mexican pesos were made in January of 2023 and 2.03 million pesos were made in July of 2023 by the Corporation.

The Panuco Project area is accessed from Mazatlán via Federal Highway 15 to Villa Union, then on Highway 40 for 56 kilometres ("km") (one-hour drive) (see Figure 41 of the Technical Report). Highway 40 crosscuts the Panuco Project area and most of the vein structures. Toll Highway 40D also crosses the Panuco Project. In addition, local dirt roads provide access to most of the workings, but some require repairs or are overgrown, and four-wheel-drive vehicles are recommended in the wet season.

The Panuco Project is located in the Concordia municipality, which has a population of approximately 27,000 inhabitants. Public services, including health clinics and police, are in the town of Concordia. Residents provide an experienced mine labour force. Contractors in Durango and Hermosillo have a strong mining tradition and provide the Panuco Project with a local source of knowledgeable labour and contract mining services. Drilling companies and mining contractors are available in Mazatlán, Durango, Hermosillo, Zacatecas, Fresnillo, and other areas of Mexico. The Panuco Project area is also used for cattle grazing, with limited agricultural use.

Two power lines connecting Durango and Mazatlán cross the Panuco Project, with 400 kV and 240 kV capacities.

The Corporation owns the 500 tonnes per day Coco mill on its property. In addition, there are some mineral processing plants held by third parties in the district that range from 200 to 700 tonnes per day in capacity.

On January 17, 2024, the Corporation announced its intention to spin out the shares of Vizsla Royalties Corp. ("Vizsla Royalties"), a wholly owned subsidiary of the Corporation, to the Corporation's shareholders.  Vizsla Royalties currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at the Panuco Project. The Royalty consists of: (i) a 2.0% net smelter return royalty on certain unencumbered concessions comprising the Panuco Project; and (ii) a 0.5% net smelter return royalty on certain encumbered concessions comprising the Panuco Project, which have a pre-existing 3.0% net smelter return royalty.

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On September 12, 2023, the Federal District Court granted the Corporation a definite suspension preventing the application of the 2023 Mining Reform Decree, meaning that until the final ruling is granted on the challenge proceedings the Corporation's activities are considered to be grandfathered in the prior Mining Law and Regulations. Therefore, the recent changes to the Mexican mining law do not currently affect access or title, or the right or ability to perform work on the Panuco Project.

History of Exploration

Capitan Francisco de Ibarra founded Concordia in 1565, and gold and silver veins in Panuco and Copala were first exploited in the centuries that followed Sim (2008) and Robinson (2019). Although production has been carried out on the Panuco Project over the last 460 years, no production records are available to the Corporation.

The first recorded modern mining activity commenced late in the 20th century. The Mineral Resources Council (Consejo de Recursos Minerales (the "Mexican CRM")), the predecessor of the Mexican Geological Service (the "SGM") carried out 1:50,000 scale mapping on map sheet F13-A37 and fine-fraction stream sediment sampling in 1999. In 2003, the Mexican CRM published additional 1:50,000 scale mapping on map sheet F13-A36, and fine-fraction stream sediment sampling (Polanco-Salas et al., 2003). In 2019, the SGM conducted 1:50,000 scale geological mapping and fine-fraction stream sediment sampling on map sheet F13-A46.

In 1989, the Mexican CRM optioned and sold several mineral concessions in the district, including to Grupo Minera Bacis ("Bacis") in 1989. Bacis subsequently acquired claims from other parties active in the area, including Minas del Oro y del Refugio S.A. de C.V. Bacis drilled 19 holes totalling 2,822.8 metres ("m") along the Animas-Refugio corridor, but only collar and survey records exist of this work.

From 1999 to 2001, Minera Rio Panuco S.A. de C.V. explored the Animas-Refugio and Cordon del Oro structures culminating in 45 holes for 8,358.6 m. No geological drill logs, downhole survey data, downhole sample data, or geochemical assay data have been preserved. Graphic drill-hole sections are available, with limited downhole geology and geochemical data.

Capstone Mining Corp. ("Capstone") optioned the Bacis concessions in 2004 and carried out geologic mapping and sampling of the Animas-Refugio and Cordon del Oro structures. In 2005, Capstone drilled 15,374 m in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas-Refugio vein. In 2007, Capstone explored the La Colorada structure with surface mapping and sampling, followed by 6,659 m of drilling in 64 holes.

Also, in 2007, Capstone transferred the claims of the Copala, Claudia, Promontorio, Montoros, and Martha projects to Silverstone Corp. ("Silverstone"). Capstone and Silverstone completed 21,641 m of drilling in 200 holes from 2005 to 2008.

Silverstone merged with Silver Wheaton Ltd. ("Silver Wheaton") in 2009, and Silver Wheaton subsequently sold the shares of concession owner Silverstone to Mexican owners. The Silverstone owners mined out a portion of the mineral resource defined in 2008 over the next decade. Silverstone mined parts of the Clemens, El Muerto, La Pipa, Mariposa, El 40, and San Martin ore shoots until mining encountered the water table, preventing further mining. Silverstone or unauthorized mining activity in the intervening years exploited most of the mineral resources estimated by Christopher and Sim (2008).

MRP contracted Geophysical Surveys S.A. de C.V. of Mexico City in 2016 to conduct an airborne magnetics survey. However, no data are available, and no survey or flight specifications are included in the report. The survey was flown in two blocks.

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Exploration

Surface exploration at the Panuco Project to date has included geological mapping, rock geochemical sampling, geophysical surveys, and diamond drilling. Geological mapping and prospecting are a key part of the ongoing process in exploring and understanding the geology of the Panuco Project. Mapping is conducted on a reconnaissance scale with detailed scale testing. Mappers generally use a 1:1,000 scale and, in notable outcrops 1:500 scale. Mapping of the Panuco Project amounts to 4,330 ha representing 61.4% of the total project area.

Rock and soil sampling is usually conducted in conjunction with geological mapping and prospecting. Geologists take chip, float, outcrop samples (including channels), and underground sampling where it is safe to do so. Overall, 3,777 rock samples were collected from surface and underground exposures. The lithology, alteration, and structure of outcrop and underground exposures are mapped to determine controls on mineralization. To the degree possible, samples were oriented perpendicular to mineralized structures and variations in mineralization and are sampled separately. At least one sample on either side of the mineralized structure was also collected. Samples are collected as continuous chip channel, with minimum sample lengths ranging from 30 centimeters ("cm") to 1.5 m. The sample length and the width of the chipped channel, typically 10 to 15 cm, are recorded along with the sample's estimated true width.

Geophysics has helped identify targets on the Panuco Project. Silverstone conducted an airborne magnetic survey over the Panuco Project in 2016. The main magnetic high corresponded well with the mapped micro-diorite and showed a potential offset. The micro-diorite is the main host rock in the Napoleon area but is covered by an andesite-to-rhyolitic tuff package in the other vein areas.

In April of 2021, the Corporation conducted a trial ground Fixed Loop Electromagnetic survey ("FLEM") or ground EM and a drone Magnetic Survey over the Napoleon - Cinco Señores corridor. FLEM detects massive sulphide mineralization by running a current through a large loop of wire laid on the ground to induce a magnetic field in the earth. As the weakening magnetic field moves through the earth it sets up a circulating electrical field in the shape of any massive sulphide bodies that it passes through. This new electrical field in turn weakens, setting up a secondary magnetic field that is measured on surface. Geophysicists with modern computer programs can back calculate (inverse modelling) the shape of the conducting massive sulphide and model a 3D "plate" representing the source of the anomaly.

The results showed that electromagnetic ("EM") plates fit with mineralization drilled at the Napoleon discovery and culminated with the discovery of the Josephine vein located west of Napoleon. In addition, five new priority conductive trends were modelled along with many more subtle anomalies.

A test drone-survey was conducted over 205-line km, at 50 m line spacings and a nominal height of 50 m. The test area was over the Napoleon trend, and thus the line orientation, was chosen to be at 45° to try and intersect the vein corridor orthogonally. Four different products were delivered from the drone magnetic survey: a reduced-to-pole ("RTP") map, an analytical signal ("AS") map, a residual-signal map and a first vertical derivative (1D) map. The results from the RTP fit well with the Corporation's mapping of the micro-diorite. While the concept of the Napoleon vein being in a magnetic low trend is not completely clear in the RTP data, it becomes more apparent in the AS data, as those tend to plot the magnetic features clearly over their source regions.

In addition to the EM and magnetic surveys, the Corporation has been collecting magnetic susceptibility readings from most of the drill core. These data have been compiled in Excel tables, and each drill hole has a downhole graph of the susceptibility readings. These graphs have been included in the compilation of the drilling cross-sections and are often very useful in distinguishing rock types.

In June of 2022, the Corporation commissioned Eagle Mapping of Langley, British Columbia, to conduct a LiDAR survey. The Corporation received the data in August of 2022, since then, the survey covering approximately 6,200 ha of the Panuco Project has been used in geologic-resource modelling and planning of future mine and plant infrastructure. Additionally, these high-resolution products (elevation model and orthophotos) are being used to support lithology and structural mapping activities, and as a prospecting tool to find vein outcrops and old mine workings covered by vegetation.

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Drilling

Since acquiring the Panuco Project in November 2019, the Corporation has conducted a number of significant drill campaigns in the Napoleon, Copala-Tajitos, Animas and San Antonio areas. Up to September 2023 (data cut-off date for the current MRE), the Corporation has completed 822 surface diamond drill holes totalling 302,931 m and collected 47,694 assay intervals representing 55,368 m of drilling. The Corporation has continued to drill at the Panuco Project since the data cut off for the MRE of September 1, 2023.

In November 2019, the Corporation began drilling on the Panuco Project on the Animas-Refugio corridor near the La Pipa and Mariposa mine areas. A total of 820.50 m in three drill holes was completed in 2019. The three drill holes targeted the La Pipa structure to test below the old historic ore shoot. Results showed low-grade and narrow widths, and no further test work was carried out.

Drill holes AMS-19-01A and AMS-19-02 were drilled to test the downdip extension of the La Pipa ore shoot that has seen extensive mining. The first hole intersected historic workings and a footwall vein over 5.5 m at 135.0 m downhole. Deeper in the hole a 2.0 m wide quartz-amethyst vein was intersected at 241.5 m downhole. The second hole was completed 77 m down dip on the same section and intersected a shallow hanging wall vein with 3 m grading 125.3 grams per tonne ("g/t") silver ("Ag") and 0.59 g/t gold ("Au") and a zone of low-grade veinlets in the projection of the Animas Vein.

Drilling for 2020 totaled 28,643.42 m in 129 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

In January 2020, drilling resumed at the Mariposa mine area, another historically mined area. Other targets in the Animas-Refugio corridor included, from south to north, Mojocuan, San Carlos, Paloma, and Honduras veins.

Drilling at the Napoleon corridor began in June 2020. A total of 64 drill holes tested the Napoleon structure, for 12,546.02 m. Targets were in the central part of the north-south-trending structure, below old mine workings, and 650 m north in the Papayo area.

At the Cordon del Oro corridor, drilling totalled 6,432.05 m in 28 drill holes. The drilling targeted the Mojocuan, San Carlos, and Peralta mine areas, in addition to the Aguita Zarca vein.

Cinco Senores corridor saw 2,927.10 m of drilling in 14 drill holes. The Tajitos vein was the drilling target, and previously unknown workings were encountered in the first four holes.

Drilling at the Panuco Project in 2021 totalled 100,242.55 m in 318 drill holes. The drilling focussed along the Napoleon and Tajitos vein areas, with 54,759.15 m in 180 drill holes and 34,769.35 m in 102 drill holes, respectively (see Table 101 of the Technical Report). Additionally, 4,438.50 m in 14 drill holes were drilled in the Animas-Refugio corridor, and 6,275.55 m in 22 drill holes in the Cordon del Oro corridor. Highlights of the 2021 drilling are presented below.

At Napoleon, infill and delineation drilling focussed on denser drilling to inform the MRE and expand the structure's strike length. The Josephine vein, a subparallel system to Napoleon which was identified initially as an electromagnetic geophysical target, was first intersected in Hole NP-21-132, leading to additional targeting in the area and its inclusion in the MRE. Further drill testing included the Cruz Negra and Alacran vein areas.

Drilling at the Tajitos vein area focussed on delineation and infilling, with additional exploration drilling to the north. The Tajitos mineral resource drilling led to the discovery of the Copala vein -- a relatively thick sub horizontal structure on the Tajitos northeastern extent. Other exploration drilling along the Cinco Senores corridor included the Cinco Senores and Colorada veins to the north of Tajitos.

In the Animas-Refugio corridor, drilling tested the Rosarito segment included in the MRE, in addition to the Peralta and Cuevillas veins.

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Drilling at the Cordon del Oro corridor targeted the San Antonio structure included in the MRE, in addition to exploration near the Aguita Zarca vein.

Drilling for 2022 totalled 113,487 m in 271 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

Drilling at the Napoleon corridor included 106 drill holes tested the Napoleon structure, for 52,306.40 m. At the Cordon del Oro corridor, drilling totalled 4,251.8 m in 19 drill holes. Drilling at the Copala/Tajitos veins included 135 drill holes for 52,045.10 m. Additionally, 4,883.70 m in eleven drill holes were drilled in the Animas-Refugio corridor.

The bulk of 2022 drilling was centred on the western portion of the district, focused on upgrading and expanding mineral resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,150 m along strike, 400 m down dip, and remains open to the north and southeast.

At Napoleon, drilling throughout 2022 successfully expanded mineralization along strike and down plunge to the south, several vein splays were identified in the hanging wall and footwall of the main structure.

Other notable discoveries include the Cristiano Vein; marked by high precious metal grades up to 1,935 g/t Ag and 15.47 g/t Au over 1.46 m, located immediately adjacent to Copala; and La Luisa Vein, located approximately 700 m west of Napoleon which continues to display similar silver and gold zonation as that seen at Napoleon.

Drilling for 2023 (to September) totalled 60,432.95 m in 103 drill holes. The main Napoleon and Cinco Senores corridors were tested.

Drilling at the Napoleon corridor included 44 drill holes testing the Napoleon structure, for 25,298.30 m. Drilling at the Copala and Tajitos veins included 59 drill holes for 35,134.65 m.

The 2023 drilling was centred on the western portion of the district, focused on upgrading and expanding mineral resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,700 m along strike and to depths of 450 to 550 m and remains open to the north and southeast.

At Napoleon, drilling throughout 2023 successfully expanded mineralization along strike and down plunge/dip to the south, several vein splays were identified in the hanging wall and footwall of the main structure.

Sampling, Analysis and Data Verification

Since acquiring the Panuco Project in November 2019, the Corporation has maintained a comprehensive and consistent system for sample preparation, analysis and security of all surface samples and drill core samples, including the implementation of an extensive quality assurance/quality control ("QA/QC") program. The current MRE is limited to drilling data collected by the Corporation since the acquisition of the Panuco Project.

Since the beginning of drilling in 2019, all samples have been shipped to ALS Limited ("ALS") in Zacatecas, Mexico for sample preparation and for analysis at the ALS laboratory in North Vancouver, British Columbia. The ALS facilities in Zacatecas and North Vancouver are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals are analyzed using a four-acid digestion with an inductively coupled plasma ("ICP") finish and gold was assayed by 30 gram ("g") fire assay with atomic absorption ("AA") spectroscopy finish. Over-limit analyses for silver, lead and zinc are re-assayed using an ore-grade four-acid digestion with an ICP finish. Samples with over-limit silver assays > 1500 parts per million ("ppm") are fire assayed by gravimetric methods on 30 g sample pulps. Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Corporation's QA/QC protocol.

Surface and underground sampling consists of chip, float, and channel samples. Samples are oriented perpendicular to mineralized structures, local variations in mineralization, and are sampled separately. At least one sample on either side of the mineralized structure is also collected. Samples are collected as continuous chip channel, with minimum sample lengths of 30 cm and maximum sample lengths of 1.5 m. The sample length and the width of the chipped channel, typically ten to 15 cm, is recorded along with the sample's estimated true width.

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In the warehouse, certified reference materials and blanks are inserted into the sample sequence of surface and underground samples. The samples are packed into large (reused rice/sugar) sacks for transport. A control file with sack number and rock sample numbers contained in each sack and the laboratory sample dispatch form accompanies the sample shipment (used to control and monitor the shipment). The control files are used to track the progress of the samples to the lab and through to receiving results. The sample shipment is delivered to the laboratory via a parcel transport company. The lab then sends a confirmation note and sample log by electronic mail to confirm sample delivery.

From 2019 to 2021, rock samples were shipped to ALS in Zacatecas for sample preparation and reduction and sample pulps were further sent to ALS in North Vancouver for analysis. Samples were dried, weighed, and crushed, and a 250 g split is pulverized to at least 85% passing (P85) 75 µm (ALS Method Code PREP-31).

Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an ICP finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion with ICP finish (ALS Method Code OG62). Samples with over-limit silver assays >1500 ppm are fire assayed by gravimetric methods on 30 g sample pulps (ALS Method Code Ag-GRA21). Samples with over-limit silver assays >10,000 ppm are re-analyzed with a concentrate and bullion grade method using fire assay and gravimetric finish (ALS Method Code Ag-CON01). Gold is fire assayed with AA spectroscopy finish on 30 g sample pulps (ALS Method Code Au-AA23) and gold over-limits (>10 ppm) are reanalyzed by fire assay with gravimetric finish (ALS Method Code Au-GRA21).

Since 2022, rock samples have been shipped to the SGS laboratory in Durango, Mexico for sample preparation, reduction, and analysis. The SGS facilities in Durango are ISO/IEC 17025 certified. The authors of the Technical Report and SGS are independent of SGS Geochemistry and the Durango laboratory.

Samples are dried, weighed, and crushed, and a 250 g split is pulverized to at least 85% passing (P85) 75 µm (SGS Method Code PUL85_CR). Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an ICP finish as part of a geochemical suite (SGS Method Code GE_ICP40Q12). Over-limit analyses for lead (>10,000 ppm) and zinc (>10,000 ppm) are re-assayed using an ore-grade sodium peroxide digestion with ICP finish (SGS Method Code GO_ICP90Q100). Samples with over-limit silver assays >100 ppm are fire assayed by gravimetric methods on 30 g sample pulps (SGS Method Code GO_FAG37V). Gold is fire assayed with AA spectroscopy finish on 30 g sample pulps (SGS Method Code GE_FAA30V5) and gold over-limits (>10 ppm) are reanalyzed by fire assay with gravimetric finish (SGS Method Code GO_FAG30V).

Core is collected into boxes with lids at the drill site and marked with the drill-hole number. At the end of each core-run, the driller places the core carefully into the box and marks the down-hole depth and recovered interval on wooden blocks. When a core box is full with core, the core boxes are tightly closed and tied using raffia or rubber-band straps prior to transportation from drill-site to the core shack. Transportation of the core boxes is done by the drilling contractors.

Upon arrival at the core shack, the drill core is cleaned prior to being photographed. The drill core is logged for lithology, structure, alteration, and mineralization prior to marking out sample intervals. Lithologic and sample logging is done digitally using Geobank software. Sample intervals are defined to honor vein, mineralization, alteration, and lithology contacts. Suspect high-grade intervals are sampled separately. The maximum sample length is 1.5 m, and the minimum sample length is 0.20 m. Before sampling, a saw line is marked along the core axis trying to split the vein or mineralized structure into two symmetrical halves.

The sampler saws HQ core in half, with half being submitted for analysis and half remaining in the core box as a record. The sampler saws PQ core such that one-quarter of the core is submitted for analysis, and the remaining three-quarters remain in the core box as a record. Only one piece of core is removed from the core box at a time, and care is taken to replace the unsampled portion of the core in the core box in the original orientation. The drill-hole number and sample intervals are clearly entered into a sample book to back up the digital logging files. A portion of the uniquely numbered sample ticket is stapled at the beginning of the corresponding sample interval in the core box, and the sampler places one portion of the ticket in the sample bag. The sample ticket book is archived at the Concordia camp. Sample bags are sealed with a plastic strap and are stored in the Corporation's secure warehouse. No directors or officers of the Corporation are involved in sample collection or preparation.

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In the warehouse, certified reference materials and blanks are inserted into the sample stream, and then the samples are bagged in sacks for transport. A control file, the laboratory sample dispatch form, includes the sack number and contained sample-bag numbers in each sack. The laboratory sample dispatch form accompanies the sample shipment and is used to control and monitor the shipment. The control files are used to keep track of the time it takes to the samples to get to the lab, and time taken to receive assay certificates, the turn around time. The sample shipment is delivered to ALS in Zacatecas via a parcel transport company. ALS sends a confirmation email with detail of samples received upon delivery.

Sample preparation and reduction is carried out at ALS in Zacatecas and sample pulps are further sent to ALS in North Vancouver for analysis. The ALS facilities in Zacatecas and North Vancouver are ISO 9001 and ISO/IEC 17025 certified. Samples are dried, weighed, and crushed, and a 250 g split is pulverized to at least 85% passing (P85) 75 µm (ALS Method Code PREP-31). Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an ICP finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion with ICP finish (ALS Method Code OG62). Samples with over-limit silver assays >1500 ppm are fire assayed by gravimetric methods on 30 g sample pulps (ALS Method Code Ag-GRA21). Samples with over-limit silver assays >10,000 ppm are reanalyzed with a concentrate and bullion grade method using fire assay and gravimetric finish (ALS Method Code Ag-CON01). Gold is fire assayed with AA spectroscopy finish on 30 g sample pulps (ALS Method Code Au-AA23) and gold over-limits (>10 ppm) are reanalyzed by fire assay with gravimetric finish (ALS Method Code Au-GRA21).

Data is verified and double-checked by senior geologists on site for data entry verification, error analysis, and adherence to strict analytical quality-control protocols.

Sampling QA/QC programs are set in place to ensure the reliability and trustworthiness of exploration data. They include written field procedures and independent verifications of drilling, surveying, sampling, assaying, data management, and database integrity. Appropriate documentation of quality-control measures and regular analysis of quality-control data are essential for the project data and form the basis for the quality-assurance program implemented during exploration.

The Corporation's QA/QC program comprises the systematic insertion of standards or certified reference materials ("CRM"s), blanks, field, and lab preparation pulp duplicates. QC samples are inserted into the sample sequence at a frequency of one sample per 20 samples for CRM and blank QC sample types and one sample per 40 samples for field duplicates and lab preparation pulp duplicates. Approximately 15% of samples assayed have been QC samples. In total, 2,806 CRMs, 2,981 blanks, 1,401 field duplicate pairs, and 1,368 preparation pulp duplicate pairs have been submitted (see Table 11 3 in the Technical Report) for drilling included in the current MRE. All QC samples are analyzed by the primary analytical lab (ALS).

Check assaying of umpire samples at a secondary lab (SGS in Durango, Mexico) was completed in 2022 and 2023, totalling 927 pulp duplicate samples (1.9% of original samples) from drilling completed in 2020 - 2023.

Sample batches with suspected cross-sample contamination or certified reference materials returning assay values outside of the mean ± 3SD control limits are considered analytical failures by the Corporation, and affected batches were generally re-analyzed to ensure data accuracy. ALS has its own internal QA/QC program, which is reported in the assay certificates, but no account is taken of this in the determination of batch acceptance or failure.

A selection of sixteen CRMs have been used to-date by the Corporation in the course of the Panuco Project drill program: multi-element standards from CDN Resource Laboratories in Langley, B.C. (CDN-ME-1405, CDN-ME-1704, CDN ME 1802, CDN-ME-1803, CDN-ME-1804, CDN-ME-1806, CDN-ME-1811, CDN-ME-1901, CDN-ME-1902, CDN-ME-1903, CDN-ME-2001, CDN-ME-2003, and CDN-ME-2105), Ore Research & Exploration in Bayswater North, Australia (OREAS-601c and OREAS-602b), and gold-silver standard SN97 from Rocklabs in Auckland, New Zealand.

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CRM performance and analytical accuracy is evaluated using the assay concentration values relative to the certified mean concentration to define the Z-score relative to sample sequence with warning and failure limits. Warning limits are indicated by a Z-score of between ±2 SD and ±3 SD, and control limits/failures are indicated by a Z-score of greater than ±3 SD from the certified mean. Sample batches with certified reference materials returning assay values outside of the mean ± 3SD control limits, or with suspected cross sample contamination indicated by blank sample analysis, are considered as analytical failures and selected affected batches are re-analyzed to ensure data accuracy. The Corporation's QA/QC program from 2019 - 2023 included the insertion of CRM samples at a frequency of approximately one CRM sample in every 20 samples, for a total of 2,806 CRM samples. Review of the Corporation's CRM QC program indicates that there are no significant issues with the drill core assay data.

Blank samples comprising obsidian from sources in Jalisco were inserted into the sample stream in the field to determine the degree of sample contamination after sample collection, particularly during the sample preparation process. This material does not have certified values established by a third party through round robin lab testing. The QA/QC program from 2019 - 2023 included the insertion of blank samples at a frequency of approximately one blank sample in every 20 samples, for a total of 2,981 blank samples.

For blank sample values, failure is more subjective, and a hard failure ceiling value has not been set. Evaluation of blank samples using a failure ceiling for silver of 2.5 ppm (5x detection limit) indicates that the combined blank failure rate from 2019 - 2023 was 2.1%. The highest result from a blank sample was 457 g/t Ag, the second highest results was 64.1 g/t Ag, and in total ten blank samples (0.3%) returned values over 10 ppm Ag.

The blank failure rate is considered acceptable by industry standards. Based on the low risk of cross-sample contamination and the low amounts of silver that may have contaminated blank material, it is considered unlikely that there is a contamination problem with the Panuco Project drilling data.

The Corporation's QA/QC program from 2019 - 2023 also included the insertion of duplicate samples inserted at a frequency of approximately one field duplicate and one preparation pulp duplicate sample in every 40 samples, for a total of 1,401 field duplicates (1/4 core) and 1,368 preparation pulp duplicate samples. Duplicate samples were analyzed at ALS to evaluate analytical precision and sampling error.

To obtain a relatively accurate estimate of the sampling precision or average relative error a large number of duplicate data pairs are required. Reliably determining the base metal data precision, which typically exhibits relatively small average relative errors (such as 5%), would require 500 - 1000 duplicate data pairs, while reliable determination of gold data precision, which typically exhibits relatively large average relative errors (such as 25%), would require greater than 2500 duplicate data pairs (Stanley and Lawie, 2007).

In the case of the Panuco Project deposits, based on the current duplicate data set size, analysis of the precision should be considered as reliable for lead, zinc, and likely silver, while it should be considered approximate in nature only for gold until a larger dataset is available. The average Coefficient of Variation (CVAVR%) for silver, gold, lead, and zinc is calculated using the root mean square coefficient of variation calculated from the individual coefficients of variation.

The estimates of precisions errors (CVAVR%) for sampling at the Panuco Project indicates that the sampling precision is acceptable by industry standards for pulp duplicates for this style of mineralization (Abzalov, 2008). The precision of the field and preparation pulp duplicates should continue to be monitored as the drill program progresses and the size of the duplicate data set becomes more representative.

The use of a third-party laboratory for routine check assays was employed by the Corporation in 2022 and 2023 as an additional QA/QC measure to confirm the accuracy of ALS assays. A selection of 209 mineralized pulp samples from the 2019-2022 drilling programs was assayed at SGS De Mexico, S.A De C.V. in Durango, Mexico in 2022 and an additional 705 mineralized pulp samples from the 2022-2023 drilling programs was assayed in 2023. In total, 714 umpire check samples have been analysed at SGS by the Corporation, matching ALS methodology as closely as possible.

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The 2022 and 2023 umpire check sample results returned from SGS, with respect to the corresponding ALS analyses, indicate acceptable accuracy (relative bias) and precision (average relative error) with limited outliers.

All exploration samples taken were collected by the Corporation's staff. Chain of custody (COC) of samples was carefully maintained from collection at the drill rig to delivery at the laboratories to prevent inadvertent contamination or mixing of samples and render active tampering as difficult as possible.

Drill core is stored at the core-logging facilities in Concordia under a roof to preserve its condition. The area is fenced and guarded by security. The plastic boxes containing the core boxes are properly tagged with the corresponding drilling information and stored in an organized way and under acceptable conditions.

Eggers conducted an independent verification of the assay data in the drill sample database used for the current MRE. Approximately 15% of the digital assay records were randomly selected and checked against the available laboratory assay certificate reports. Assay certificates were available for all diamond drilling completed by the Corporation. Eggers reviewed the assay database for errors, including overlaps and gapping in intervals and typographical errors in assay values. In general, the database was in good shape and no adjustments were required to be made to the assay values contained in the assay database.

Verifications were also carried out on drill-hole locations, downhole surveys, lithology, SG and topography information. The database is considered of sufficient quality to be used for the current MRE.

Eggers has reviewed the sample preparation, analyses, and security completed by the Corporation for the Panuco Project.  Based on a review of all possible information, the sample preparation, analyses, and security used on the Panuco Project by the Corporation, including QA/QC procedures, are consistent with standard industry practices and the drill data can be used for geological and resource modeling, and resource estimation of indicated and inferred mineral resources.

Armitage conducted a site visit to the Panuco Project on May 29, 2023, accompanied by Martin Dupuis, COO, Jesus Velador, VP of Exploration and Steve Mancell, Director of Mineral Resources, of the Corporation. During the site visit, Armitage inspected the core logging and core sampling facilities and core storage areas in the City of Concordia. The following facilities were inspected: office area; area used for the geologists to log core; area used to make pictures of the core with controlled light (core both wet and dry); area used to measure density (by drying, measuring unwaxed weight, waxed weight and weight in water); area for cutting the core; area for sampling the core; area to update geological sections on paper; and core storage area.

During the site visit, Armitage examined several selected mineralized core intervals from recently completed (2019-2022) diamond drill holes from the Panuco Project. Armitage examined accompanying drill logs and assay certificates and assays were examined against the drill core mineralized zones. The author reviewed current core sampling, QA/QC and core security procedures. Core boxes for drill holes reviewed are properly stored in the warehouse, easily accessible and well labelled. Sample tags are present in the boxes, and it was possible to validate sample numbers and confirm the presence of mineralization in witness half-core samples from the mineralized zones.

Armitage conducted a second site visit to the Panuco Project on November 6, 2023 to November 8, 2023, accompanied by Henri Gouin, Mining Engineer with SGS, and Martin Dupuis, Fernando Martínez, Director of Projects, Hernando Rueda, Country Manager and Steve Mancell, of the Corporation. During the second site visit, Armitage again inspected the core logging and core sampling facilities and core storage areas in the City of Concordia.

Armitage examined several selected mineralized core intervals from recently completed (2023) diamond drill holes from the Panuco Project. Armitage examined accompanying drill logs and assay certificates and assays were examined against the drill core mineralized zones. The author reviewed current core sampling, QA/QC and core security procedures. Core boxes for drill holes reviewed are properly stored in the warehouse, easily accessible and well labelled. Sample tags are present in the boxes, and it was possible to validate sample numbers and confirm the presence of mineralization in witness half-core samples from the mineralized zones.

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All geological data has been reviewed and verified as being accurate to the extent possible, and to the extent possible, all geologic information was reviewed and confirmed. There were no significant or material errors or issues identified with the drill database. Based on a review of all possible information, Armitage is of the opinion that the database is of sufficient quality to be used for the current indicated and inferred MRE.

Geology and Mineralization

The Panuco Project is on the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans-Mexican Volcanic Belt. The SMO is a Large Igneous Province recording continental magmatic activity from the Late Cretaceous to the Miocene in three main episodes. The first episode, termed the Lower Volcanic Complex ("LVC"), comprises a suite of intrusive bodies, including the Sonora, Sinaloa, and Jalisco batholiths and andesitic volcanic rock units with minor dacite and rhyolite tuffs and ignimbrites that are correlative with the Tarahumara Formation in Sonora of Late Cretaceous to Eocene age. The second magmatic episode is dominated by rhyolitic ignimbrites and tuffs that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup ("UVS"). These dominantly rhyolitic units were extruded in two episodes, from about 32 to 28 Ma and 24 to 20 Ma. These two periods of magmatic activity are associated with the subduction of the Farallon plate under North America and the Laramide orogeny that occurred between the Upper Cretaceous - Paleocene and the Eocene. The third episode comprises post-subduction alkali basalts and ignimbrites associated with the opening of the Gulf of California between the late Miocene and Pleistocene - Quaternary.

The western part of the SMO in Sonora and Sinaloa is cut by north-northwest-trending normal fault systems developed during the opening of the Gulf of California between 27 and 15 Ma. The normal fault systems favoured the formation of elongated basins that were subsequently filled with continental sedimentary rocks. The basins occur in a north-northwest-trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in northern Sinaloa, near Mazatlan and on small outcrops within the Panuco Project area. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites, and schists of the Tahue terrane of Jurassic to Early Cretaceous age (Montoya-Lopera et al., 2019, Sedlock et al., 1993 and Campa and Coney 1982).

In the broader Panuco Project area, the LVC comprises granite, granodiorite, and diorite intrusive phases correlative with the Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths in San Dimas district. The andesite lavas, rhyolite-dacite tuffs, and ignimbrites are locally intruded by the Late Cretaceous to Early Paleocene intrusive phases and younger Eocene-Oligocene felsic dikes and domes. Northwest trending intermontane basins filled with continental conglomerates and sandstones incise the UVS and LVC in the Panuco Project area. The Oligocene age ignimbrites of the UVS occur east of the Panuco Project towards Durango state.

The structure of the Panuco Project area is dominated by north-northwest-trending extensional and transtensional faults developed or reactivated during the Basin and Range tectonic event (approximately 28 to 18 Ma). The extensional belt is associated with aligned rhyolite domes and dikes and Late Oligocene to Middle Miocene grabens.

Mineralization on the Panuco Project comprises several epithermal quartz veins. Previous workers and recent mapping and prospecting works conducted by the Corporation's geologists determined a cumulate length of veins traces of 86 km. Individual vein corridors are up to 7.6 km long, and individual veins range from decimetres to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration, commonly marked by clay gouge. Propylitic alteration consisting of chlorite-epidote in patches and veins affecting the andesites and diorite are common either proximal or distal to the veins.

The primary mineralization along the vein corridors comprises hydrothermal quartz veins and breccias with evidence of four to five different quartz stages: generally white, grey, and translucent and varying grain size from amorphous-microcrystalline-coarse. A late stage of amethyst quartz is also observed in some veins. The grey colour in quartz is due to the presence of fine-grained disseminated sulphides, believed to be mainly pyrite and acanthite. The Corporation has delineated several hydrothermal breccias with grey quartz occurring more commonly at lower levels of the vein structures. Barren to low grade, quartz is typically white and is more common in the upper parts of the veins and breccias. Locally, mineralized structures are cut by narrow, banded quartz veins with thin, dark argentite/acanthite, sphalerite, galena, and pyrite bands. Bladed and lattice quartz pseudomorphs after calcite have been noted at several locations within the veins and indicate boiling conditions during mineral deposition. Later quartz veinlets cut all the mineralized zones with a mix of white quartz and purple amethyst. The amethyst is related to mixing near-surface waters as the hydrothermal system is collapsing, as has been noted in the nearby San Dimas district (Montoya-Lopera et al., 2019).

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The MRE includes ten mineralized vein systems: the Napoleon, Napoleon hanging wall, Josephine, and Cruz Negra veins; the Copala, Cristiano, Tajitos and Copala 2 veins; the San Antonio vein; and the Rosarito vein. These trends are west to east within the Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio corridors. The bulk of the mineral resource veins strike north-northwest to north-northeast, with thicknesses varying from 1.5 m to over 10 m.

Mineral Processing, Metallurgical Testing and Recovery Methods

Preliminary metallurgical test programs have been completed on each of the three main deposits that form the Panuco mineral resource. All test programs were conducted at ALS Metallurgy in Kamloops, BC, Canada.

The Napoleon test program was conducted in 2021 on samples obtained from seven drill holes in the 2020 and 2021 drill programs. The selected intervals ranged from depths of 46 to 201 m down the drill holes.

The Tajitos test program was conducted in 2022 on samples from 22 drill holes in the 2020 and 2021 drill programs. The selected intervals ranged from depths of 51 to 345 m down the drill holes.

The Copala test program was conducted in 2023 on samples from eight drill holes in the 2022 drill program. The selected intervals ranged from depths of 111 to 385 m down the drill holes.

The sample selections covered a range of identified lithologies. Master composites were assembled to obtain feed grades that were similar to the expected average mineral resource grades, variability composites were assembled to cover ranges of grades and lithologies. The majority of the testing was completed on the master composites of each deposit.

Comminution testing was completed which suggested that the materials were somewhat hard with respect to both impact and attrition breakage. Drop weight tests were only conducted on the Copala samples and returned an average Axb value of 33. Bond ball mill tests conducted on samples from all three deposits measured ball mill work index values ranging from 16.4 to 18.9 kWhr/tonne.

Mineralogical assessments on the feed samples using QEMSCAN indicated that the host rock was primarily quartz and feldspars. Quartz contents ranged from 55 to 86%. The samples contained generally low levels of sulphide minerals, with pyrite as the most abundant sulphide mineral. The Napoleon samples contained elevated levels of galena and sphalerite, these base metal mineral contents were generally quite low in the Tajitos and Copala samples. Analyses on the Tajitos and Copala samples indicated that silver was mostly present in the form of a silver sulphide mineral acanthite, although small amounts were present in silver-copper sulphides. Detailed analyses on the Copala samples indicated a significant portion of the silver bearing sulphide minerals were quite fine grained and poorly liberated, suggesting that somewhat fine primary grind sizes may be required to achieve high silver recoveries.

Froth flotation tests were conducted on all samples, investigating the potential to sequentially float lead and zinc, as well as simply recovering a bulk sulphide concentrate. Open circuit cleaner testing on the Napoleon master composite demonstrated that production of lead and zinc concentrates that meet typical marketing grade targets would be possible using typical processing conditions. In this flowsheet, about 70 and 80 percent of the silver and gold, respectively, would report to the lead concentrate. The zinc concentrates contained approximately 0.4% cadmium, which may be of concern for marketing, otherwise no other deleterious elements were measured at penalty levels.

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Lead-zinc sequential flotation was only investigated in rougher flotation protocols on the Tajitos and Copala samples, distributions of silver and gold to the rougher concentrates were similar to the Napoleon material. Bulk sulphide flotation on all three deposits indicated that bulk sulphide concentrates containing 50-60 g/t gold could be generated on each material, silver concentrations ranged from 1500 to over 8000 g/t depending on the sulphide mineral contents in the feed. In general, about 80-90% of the silver and gold reported to bulk rougher concentrates at the primary grind sizes tested, recoveries to cleaner concentrates were not confirmed as tests were only conducted in open circuit.

Cyanide leaching of the rougher flotation tails was investigated on the Tajitos and Copala samples. Approximately 60-70% of the silver and 80-85% of the gold remaining in the rougher tails could be extracted in tests conducted over 48 and 72 hours. Leaching of rougher flotation concentrates was investigated on all deposits, but most extensively on the Copala samples. Silver extractions ranged from 85 to 98% and gold extractions ranged from 93 to 97% after 48 hours of leaching the concentrates, depending on the level of regrinding applied.

Whole feed leaching was investigated on samples from all deposits, which indicated that about 83-86% of the silver and 90-94% of the gold could be extracted after 96 hours of leaching. These tests were conducted at primary grind sizes ranging from 63 to 100µm P80.

Mineral Resource Estimate

Completion of the updated MREs for the Napoleon-Luisa and Copala-Tajitos deposit areas involved the assessment of an updated drill hole database, which included all data for surface drilling completed between November 2019 and September 2023. The MREs for the Animas and San Antonio deposit areas included data for surface drilling completed between November 2019 and September 2022; there has been no new drilling on the Animas and San Antonio deposit areas and these MREs previously published are considered current. Completion of the MREs also included the assessment of updated three-dimensional ("3D") mineral resource models (mineral resource domains), 3D topographic surface models, 3D models of historical underground workings, and available written reports.

The Inverse Distance Squared ("ID2") calculation method restricted to mineralized domains was used to interpolate grades for Ag (g/t), Au (g/t), lead ("Pb") (ppm) and zinc ("Zn") (ppm) into block models for all deposit areas.

Indicated and inferred mineral resources are reported in the summary tables in Section 14.11 in the Technical Report. The MREs presented below take into consideration that all deposits on the Panuco Project may be mined by underground mining methods.

The updated MRE for the Panuco Project is presented in Table 11 and Table 12.

Highlights of the Panuco Project Mineral Resource Estimate are as follows:

• Indicated mineral resources are estimated at 9.48 million tonnes ("Mt") grading 289 g/t silver, 2.41 g/t gold, 0.27% lead, and 0.84% zinc (511 silver equivalent ("AgEq")). The current MRE includes indicated mineral resources of 88.2 million ounces ("Moz") of silver, 736 thousand ounces ("koz") of gold, 56 million pounds ("Mlbs") of lead, and 176 Mlbs of zinc (155.8 Moz AgEq).

• Inferred mineral resources are estimated at 12.19 Mt grading 239 g/t silver, 1.93 g/t gold, 0.29% lead, and 1.03% zinc (433 g/t AgEq). The current MRE includes inferred mineral resources of 93.7 Moz of silver, 758 koz of gold, 78 Mlbs of lead, and 276 Mlbs of zinc (169.6 Moz AgEq).

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Table 11 Panuco Project Mineral Resource Estimate, September 1, 2023

Resource Class	Tonnes (MT)	Grade					Total Metal
		Au g/t	Ag g/t	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq* (koz)
Indicated	9.48	2.41	289	0.27	0.84	511	736	88,192	56.0	176.1	155,841
Inferred	12.19	1.93	239	0.29	1.03	433	758	93,653	78.1	276.2	169,647

* AgEq = Ag ppm + (((Au ppm x Au price/g) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/g) with price assumptions of $24.00/oz Ag, $1800/oz Au, $1.10/lb Pb and $1.35/lb Zn

Table 12 Panuco Project Mineral Resource Estimate by Area, September 1, 2023

Copala Area: Copala, Tajitos and Cristiano

Area	Mineral Resource Class	Tonnes (MT)	Grade					Total Metal
			Au g/t	Ag g/t	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Copala	Indicated	4.52	2.46	380	0.08	0.15	573	358	55,201	8.2	15.3	83,270
	Inferred	3.16	1.77	332	0.12	0.20	476	179	33,722	8.2	13.6	48,320
Tajitos	Indicated	0.63	2.24	358	0.12	0.21	538	46	7,295	1.6	2.9	10,953
	Inferred	1.04	2.04	365	0.22	0.39	540	69	12,260	5.2	8.9	18,140
Cristiano	Indicated	0.21	3.37	581	0.25	0.43	858	23	3,961	1.1	2.0	5,851
	Inferred	0.72	2.54	443	0.15	0.29	650	59	10,213	2.4	4.5	14,974
Total	Indicated	5.37	2.48	385	0.09	0.17	580	427	66,457	11	20	100,074
	Inferred	4.92	1.94	355	0.15	0.25	515	307	56,195	16	27	81,434

Napoleon Area: Napoleon, Cruz, Josephine and Luisa

Area	Mineral Resource Class	Tonnes (MT)	Grade					Total Metal
			Au g/t	Ag g/t	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Luisa	Indicated	0.27	2.56	177	0.39	2.01	459	22	1,556	2.3	12.1	4,027
	Inferred	2.04	2.13	159	0.30	1.51	386	139	10,439	13.3	67.9	25,326

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Area	Mineral Resource Class	Tonnes (MT)	Grade					Total Metal
			Au g/t	Ag g/t	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Cruz/Negra	Indicated	0.03	2.01	144	0.37	1.71	373	2	153	0.3	1.2	396
	Inferred	0.31	3.75	170	0.31	1.48	519	37	1,698	2.1	10.1	5,169
Josephine	Indicated	0.07	2.88	221	0.39	1.11	492	6	491	0.6	1.7	1,092
	Inferred	0.22	2.05	161	0.33	1.00	364	15	1,161	1.6	4.9	2,618
Napoleon_HW(4)	Indicated	0.43	1.72	164	0.42	1.53	365	24	2,259	4.0	14.4	5,029
	Inferred	0.85	2.17	220	0.59	2.02	479	59	5,976	10.9	37.6	13,027
Napoleon+ Splays	Indicated	3.31	2.39	162	0.52	1.73	425	255	17,276	37.8	126.5	45,223
	Inferred	3.18	1.64	137	0.45	1.76	342	168	14,045	31.8	123.2	35,063
Total	Indicated	4.12	2.34	164	0.50	1.72	421	309	21,735	45	156	55,767
	Inferred	6.60	1.97	157	0.41	1.68	383	418	33,319	60	244	81,203

San Antonio Area: Generales and Animas Area: Cuevillas and Rosarito

Area	Mineral Resource Class	Tonnes (MT)	Grade					Total Metal
			Au g/t	Ag g/t	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
San Antonio	Inferred	0.28	1.30	226	0.01	0.03	325	12	2,038	0.1	0.2	2,936
Animas	Inferred	0.39	1.68	169	0.29	0.60	327	21	2,101	2.5	5.2	4,074

Panuco Project Updated Mineral Resource Estimate Notes:

The classification of the updated MRE into indicated and inferred mineral resources is consistent with current 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. The effective date for the updated MRE is September 1, 2023.

All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

Mineral resources are not mineral reserves. Mineral resources which are not mineral reserves, do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resource could be upgraded to indicated mineral resources with continued exploration.

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The database comprises a total of 822 drill holes for 302,931 m of drilling completed by the Corporation between November 2019 and September 2023.

The MRE is based on 28 3D resource models, constructed in Leapfrog, representing the Napoleon area (15 wireframes), the Copala area (seven wireframes), Tajitos (one wireframe), Animas (five wireframes) and San Antonio (one wireframe).

Silver, gold, lead, and zinc were estimated for each mineralization domain in the Panuco Project. Blocks within each mineralized domain were interpolated using 1.5 m capped composites assigned to that domain. To generate grade within the blocks, the ID2 interpolation method was used for all domains. All estimates are based on variable block dimensions (by deposit area) and estimation search parameters (by domain).

Average density values were assigned per zone based on 1,919 samples analysed by ALS in Zacatecas, Mexico or inhouse with 5% checks by ALS.

It is envisioned that the Panuco Project deposits may be mined using underground mining methods. Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

The base-case AgEq Cut-off grade considers metal prices of $24.00/oz Ag, $1800/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for silver, 90% for gold, 94% for Pb and 94% for Zn.

The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t rock and processing, treatment and refining, transportation, and G&A cost of US$50.00/t of mineralized material.

The authors of the Technical Report are not aware of any known mining, processing, metallurgical, environmental, infrastructure, economic, permitting, legal, title, taxation, socio-political, or marketing issues, or any other relevant factors not reported in the Technical Report, that could materially affect the updated MRE.

Recommendations

The deposits of the Panuco Project contain underground Indicated and inferred mineral resources that are associated with well-defined mineralized trends and models. All deposits are open along strike and at depth.

Armitage considers that the Panuco Project has potential for delineation of additional mineral resources and that further exploration is warranted. Given the prospective nature of the Panuco Project, it is the opinion of Armitage that the Panuco Project merits further exploration and that a proposed plan for further work by the Corporation is justified.

Armitage is recommending the Corporation conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

For 2024, the Corporation plans to drill approximately 65,000 m on current mineral resource areas, priority targets proximal to current mineral resources in the west, as well as on other high-priority targets in the eastern portion of the district.

Mineral Resource Extension Targets

The Copala structure remains open along strike to the north and down dip to the south. In 2024, the Corporation plans to continue upgrading inferred mineral resources in south Copala, and expanding Copala and its footwall splays down dip.

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At Napoleon, the Corporation plans to upgrade inferred mineral resources and to conduct mineral resource expansion drilling along the hanging wall-4 vein (HW4) to the east, as well as to explore three potential vein feeders along the main Napoleon structure at depth.

Proximal Targets

At La Luisa, the Corporation plans to continue expanding the footprint of the high-grade shoot on the south and infill drilling the recently defined 400 m gap between the northern most drill-hole intercepts and the high-grade shoot on the south.

The EL Molino Vein reported significant silver and gold grades close to surface, and the Corporation plans to explore the vein along strike and at depth to add additional high-grade mineral resources close to planned infrastructure in 2024.

The Corporation plans to drill-test a conceptual target at the projected northern intersection of the Copala fault with the Napoleon vein system near La Estrella area.

District Targets

New mapping efforts completed in 2023 have highlighted an abundance of historic workings in the northeastern portion of the district. This new area named "Camelia" is marked by serval high-grade surface samples grading up to 400 g/t Ag and 5.0 g/t Au. Given the overall density of veins mapped on surface and the abundance of surface samples related to historic workings, this has become a high priority district target in the east.

Bulk Sample / Test Mine

The Corporation has received permits to develop and operate a test mine program at its Panuco Project to extract a combined 25,000 tonne bulk sample from the Copala and Napoleon structures. Initial engineering for the bulk sample test mine has already begun with plans to begin underground development in early 2024.

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CERTIFICATE OF THE CORPORATION

Dated: March 26, 2024

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

VIZSLA SILVER CORP.

"Michael Konnert"	"Mahesh Liyanage"
Michael Konnert Chief Executive Officer	Mahesh Liyanage Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Craig Parry"	"Simon Cmrlec"
Craig Parry Director	Simon Cmrlec Director

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CERTIFICATE OF THE AGENT

Dated: March 26, 2024

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

CANACCORD GENUITY CORP. "David Sadowski"
David Sadowski Managing Director, Investment Banking